UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 10 July 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 10 July 2024 — Result of AGM

Exhibit 99.1

10 July 2024

National Grid plc ("National Grid" or the "Company")

Publication of AGM Results

The Company announces that the following resolutions were duly passed at the Company's 2024 Annual General Meeting ("AGM") which was held today at 11.00am at The Slate, Warwick Conferences, The University of Warwick, Scarman Road, Coventry, CV4 7SH.

The results of the poll for each resolution are as follows:

Resolution		Votes For	For (% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	3,265,192,456	99.64	11,808,563	0.36	3,635,434
2	To declare a final dividend	3,276,241,107	99.87	4,115,354	0.13	280,243
3	To re-elect Paula Rosput Reynolds	3,165,558,984	96.51	114,361,420	3.49	710,938
4	To re-elect John Pettigrew	3,220,577,902	98.19	59,380,025	1.81	678,756
5	To re-elect Andy Agg	3,219,289,553	98.15	60,655,331	1.85	691,762
6	To elect Jacqui Ferguson	3,277,766,456	99.94	2,118,799	0.06	745,969
7	To re-elect Ian Livingston	3,232,349,650	98.55	47,525,067	1.45	760,958
8	To re-elect Iain Mackay	3,275,996,527	99.88	3,857,093	0.12	782,374
9	To re-elect Anne Robinson	3,275,223,662	99.86	4,679,360	0.14	732,982
10	To re-elect Earl Shipp	3,221,573,782	98.22	58,299,295	1.78	762,917
11	To re-elect Jonathan Silver	3,189,879,551	97.55	79,976,697	2.45	10,770,437
12	To re-elect Tony Wood	3,230,645,484	98.50	49,253,491	1.50	737,106
13	To re-elect Martha Wyrsch	3,265,300,758	99.56	14,595,402	0.44	739,919
14	To re-appoint the auditor Deloitte LLP	3,269,095,883	99.97	947,290	0.03	10,592,513
15	To authorise the Audit & Risk Committee to set the auditor's remuneration	3,277,640,388	99.93	2,359,189	0.07	634,244
16	To approve the Directors' Remuneration Report	3,172,752,905	96.74	106,925,290	3.26	954,574
17	To approve the Climate Transition Plan	3,088,067,262	98.95	32,842,335	1.05	159,724,101
18	To authorise the Company to make political donations	3,203,372,750	98.39	52,339,464	1.61	24,920,811
19	To authorise the Directors to allot Ordinary Shares	3,176,146,668	96.83	103,872,859	3.17	612,209
20*	To disapply pre-emption rights	3,186,679,738	97.19	92,273,605	2.81	1,677,822
21*	To disapply pre-emption rights for acquisitions	3,184,219,130	97.09	95,480,366	2.91	930,611
22*	To authorise the Company to purchase its own Ordinary Shares	3,262,733,115	99.55	14,787,488	0.45	3,089,826
23*	To authorise the Directors to hold general meetings on 14 clear days' notice	3,071,490,760	93.65	208,357,966	6.35	760,783

*Special resolution
**A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.
The percentage of Issued Share Capital voted on was 68.17%

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 20-23 (inclusive) have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 10 July 2024